Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009

Commission File Number: 001-33623

WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road, Waigaoqiao Free Trade Zone

Shanghai 200131

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

WuXi PharmaTech (Cayman) Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release	4
PRESS RELEASE DATED FEBRUARY 6, 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WuXi PharmaTech (Cayman) Inc.

By:	/s/ Benson Tsang
Name:	Benson Tsang
Title:	Chief Financial Officer

Date: February 6, 2009

WuXi PharmaTech Appoints Stewart Hen and Ning Zhao

to Its Board of Directors; Tao Lin Leaves Board

SHANGHAI, China, Feb. 5 /PRNewswire-Asia/ – WuXi PharmaTech (Cayman) Inc. (NYSE: WX), a leading pharmaceutical, biotechnology, and medical device research and development outsourcing company with operations in China and the United States, today announced the addition of Stewart Hen and Ning Zhao to the WuXi PharmaTech Board of Directors.

Dr. Ge Li, WuXi’s Chairman and Chief Executive Officer, commented, “We welcome the addition of Stewart Hen and Ning Zhao to the board. Each brings invaluable expertise as we work to anticipate and meet our customers’ evolving needs for improving R&D productivity.”

Mr. Hen is a managing director at Warburg Pincus LLC, a leading global private equity firm. He focuses on investments in biotechnology and pharmaceuticals, including pharmaceutical outsourcing. Mr. Hen has more than 17 years of experience in the life sciences industry. Prior to Warburg Pincus, he was a consultant at McKinsey & Company serving the pharmaceutical industry. Previously, he worked at Merck in both research and development and manufacturing. Mr. Hen holds an M.B.A. from the Wharton School of the University of Pennsylvania and an M.S. in chemical engineering from the Massachusetts Institute of Technology.

Dr. Zhao, one of WuXi’s co-founders, is currently lead advisor to the company’s analytical services operations. She was vice president of WuXi’s analytical department from 2004 to 2008 and also established its Bio-Analytical Services, Core Analytical Services, and Analytical Development Services departments. She previously worked for Wyeth as a senior research scientist, for Pharmacopeia as a group leader for the high-throughput analysis of combinatorial libraries, and for Bristol-Myers Squibb as a site leader in the Discovery Analytical Sciences department. Dr. Zhao is the co-inventor of numerous patents and has published and presented more than 36 scientific papers. With more than 10 years’ experience in analytical sciences in the U.S. pharmaceutical industry, she has received numerous awards, including the 2002 Chemistry Leadership Award from Bristol-Myers Squibb and the 1995 Pegram Award from Columbia University, where she received her Ph.D. Dr. Zhao is married to Dr. Li.

Separately, WuXi announced that Mr. Tao Lin, the company’s Vice President of Internal Operations since 2002 and a director of the company since 2005, has resigned from the board of directors and as a company officer for personal reasons. Mr. Lin was one of the founders of the company.

“I want to personally thank Tao for his counsel and wisdom while serving on our board,” said Dr. Li. “As a founder and key executive of the company, Tao made many contributions to build WuXi from a start-up to the strong company we are today. We all wish him well.”

About WuXi PharmaTech

WuXi PharmaTech is a leading pharmaceutical, biotechnology, and medical device R&D outsourcing company, with operations in China and the United States. As a research-driven and customer-focused company, WuXi PharmaTech provides pharmaceutical, biotechnology, and medical device companies with a broad and integrated portfolio of laboratory and manufacturing services throughout the drug and medical device R&D process. WuXi PharmaTech’s services are designed to assist its global partners in shortening the cycle and lowering the cost of drug and medical device R&D. The operating subsidiaries of WuXi PharmaTech are known as WuXi AppTec. For more information, please visit: http://www.wuxiapptec.com.

For more information, please contact:

Ronald Aldridge

Director of Investor Relations

WuXi PharmaTech (Cayman) Inc.

Tel: +1-215-218-5515

Email: ir@wuxiapptec.com